Mail Stop 3010

August 18, 2009

VIA U.S. MAIL and FAX 203-618-5835

Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

>   **Re: Interactive Brokers Group, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2008**
>   **Filed March 2, 2009**
>   **Definitive Proxy Statement**
>   **Filed March 13, 2009**
>   **File No. 001-33440**

Dear Mr. Brody:

        We have reviewed your response letter dated August 10, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.
        .
        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview of Recapitalization Transactions and Organizational Structure, page 31

1.   We note your response to prior comment 1. Item 601(b)(10) of Regulation S-K does not include a materiality threshold for the inclusion of exhibits or schedules to material contracts. With your next 10-Q, please file the complete Exchange Agreement including Exhibits B and C.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments. You may contact Angela McHale, Attorney Advisor, at (202) 551-3402 or Karen Garnett, Assistant Director, at (202) 551-3785 if you have questions regarding our comment.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief